December 10, 2024

Ben Naccarato
Executive Vice President and Chief Financial Officer
Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, #250
Atlanta, GA 30350

       Re: Perma-Fix Environmental Services, Inc.
           Registration Statement on Form S-3
           Filed December 2, 2024
           File No. 333-283555
Dear Ben Naccarato:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation